EXHIBIT 12.6

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES – DUKE ENERGY OHIO

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Years Ended December 31,
(in millions)	2012	2011	2010	2009	2008
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations	$273	$290	$(309)	$(240)	$458
Fixed charges	108	119	122	128	122
Deduct:
Interest capitalized(a)	15	9	8	4	19
Total earnings	$366	$400	$(195)	$(116)	$561

Fixed charges:
Interest on debt, including capitalized portions	$104	$114	$117	$121	$113
Estimate of interest within rental expense	4	5	5	7	9
Total fixed charges	$108	$119	$122	$128	$122
Ratio of earnings to fixed charges	3.4	3.4	― (b)	― (b)	4.6

(a)	Excludes the equity costs related to Allowance for Funds Used During Construction that are included in Other Income and Expenses in the Condensed Consolidated Statements of Operations.
(b)

Earnings insufficient to cover fixed charges by approximately $317 million and $244 million during the years ended December 31, 2010 and 2009, respectively, due primarily to non-cash goodwill impairment.